UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 1*


Name of Issuer: Family Golf Centers, Inc.


Title of Class of Securities:  Common Stock


CUSIP Number:  30701A10-6



Check the following line if a fee is being paid with this statement     .  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30701A10-6

1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Capital Corporation
          EIN #84-0765359

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   ___
          b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               2,272,775**

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               2,272,775**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,272,775**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          19.3%**

12.  TYPE OF REPORTING PERSON
          IA, CO

**   See Item 4 of this filing
Page 2 of 10 pages

CUSIP No.:  30701A10-6

1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas H. Bailey
          SS ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   ___
          b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               2,272,775**

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               2,272,775**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,272,775**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          19.3%**

12.  TYPE OF REPORTING PERSON
          IN
**   See Item 4 of this filing
Page 3 of 10 pages

CUSIP No.:  30701A10-6

1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Venture Fund
          EIN #84-0964425

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   ___
          b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               686,025**

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               686,025**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          686,025**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.8%**

12.  TYPE OF REPORTING PERSON
          IV

**   See Item 4 of this filing
Page 4 of 10 pages

CUSIP No.:  30701A10-6

1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Enterprise Fund
          EIN #84-1202943

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   ___
          b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               535,525**

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               535,525**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          535,525**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.6%**

12.  TYPE OF REPORTING PERSON
          IV

**   See Item 4 of this filing
Page 5 of 10 pages

Item 1.

     (a). Name of Issuer: Family Golf Centers, Inc. ("Family Golf Centers")

     (b). Address of Issuer's Principal Executive Offices:

          225 Broadhollow Road
          Melville, NY 11747

Item 2.

     (a).-(c). Name, Principal Business Address, and Citizenship of Persons
               Filing:

          (1)  Janus Capital Corporation ("Janus Capital")
               100 Fillmore Street
               Denver, Colorado  80206-4923
               Citizenship:  Colorado

          (2)  Thomas H. Bailey ("Mr. Bailey")
               100 Fillmore Street
               Denver, Colorado  80206-4923
               Citizenship:  USA

          (3)  Janus Venture Fund
               100 Fillmore Street
               Denver, Colorado 80206-4923
               Citizenship:  Massachusetts

          (4)  Janus Enterprise Fund
               100 Fillmore Street
               Denver, Colorado 80206-4923
               Citizenship:  Massachusetts


     (d). Title of Class of Securities:  Common Stock

     (e). CUSIP Number:  30701A10-6

Item 3.

     Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     Janus Venture Fund and Janus Enterprise Fund are Investment Companies registered under Section 8 of the Investment Company Act of 1940.
Page 6 of 10 pages

Item 4.   Ownership

          The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

          Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
          Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of Family Golf Centers Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

          Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of Family Golf Centers Common Stock and he has not engaged in any transaction in Family Golf Centers Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to Family Golf Centers Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of Family Golf Centers Common Stock that he or Janus Capital may be deemed to beneficially own.
          Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

          Janus Venture Fund and Janus Enterprise Fund are investment companies registered under the Investment Company Act of 1940 and are two of the Managed Portfolios to which Janus Capital provides investment advice.
Page 7 of 10 pages

Item 5.   Ownership of Five Percent or Less of a Class

               This statement is being filed to report the fact that Janus Enterprise Fund has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

               Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

               The interest of one person, Janus Venture Fund, an investment company registered under the Investment Company Act of 1940, in Family Golf Centers Common Stock amounted to 686,025 shares or 5.8% of the total outstanding Common Stock at December 31, 1996.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               N/A

Item 8.   Identification and Classification of Members of the Group

               N/A

Item 9.   Notice of Dissolution of Group

               N/A

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Page 8 of 10 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  David C. Tucker                       1/9/97
   David C. Tucker, Vice President                  Date


JANUS VENTURE FUND

By  /s/  David C. Tucker                       1/9/97
   David C. Tucker, Vice President                  Date


JANUS ENTERPRISE FUND

By  /s/  David C. Tucker                       1/9/97
   David C. Tucker, Vice President                  Date


THOMAS H. BAILEY

By  /s/  David C. Tucker                       1/9/97
   David C. Tucker                                  Date

   Under Power of Attorney dated 8/8/95
   On File with Schedule 13G for
   I-Stat Corporation 8/9/95
Page 9 of 10 pages

EXHIBIT A



JOINT FILING AGREEMENT


  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Family Golf Centers, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of January, 1997.


            JANUS CAPITAL CORPORATION

            By  /s/  David C. Tucker
               David C. Tucker, Vice President


            JANUS VENTURE FUND

            By  /s/  David C. Tucker
               David C. Tucker, Vice President


            JANUS ENTERPRISE FUND

            By  /s/  David C. Tucker
               David C. Tucker, Vice President


            THOMAS H. BAILEY

            By  /s/  David C. Tucker
               David C. Tucker

               Under Power of Attorney dated 8/8/95
               On File with Schedule 13G for
               I-Stat Corporation 8/9/95
Page 10 of 10 pages